Exhibit 6.6

DENIM.LA, INC.

Thursday April 30, 2015

Conrad Steenberg

601 California Ave Apt 101,

Santa Monica, 90403

Re:	Employment Agreement

Dear Conrad Steenberg:

On behalf of Denim.LA, Inc. (the “Company”), I am pleased to offer you employment in the position of [CTO], reporting to the Company’s Chief Executive Officer. This letter sets out the terms of your employment with the Company, which starts on [June 1st, 2015].

You will be paid a starting base salary of $[4,583.33] semi-monthly (which equals $[110,000] per year), less applicable tax and other withholdings. This position is an exempt position, which means you are paid for the job and not by the hour. Accordingly, you will not receive overtime pay if you work more than 8 hours in a workday or 40 hours in a workweek.

If and when the Company institutes any fringe benefits plans applicable to its employees, you will also be eligible to participate in such plans in accordance with the Company’s benefit plan requirements. You will also be eligible to participate in any incentive compensation plan that may be established by the Company during your employment.

Subject to the approval of the Company’s Board of Directors, you will be granted an option to purchase 500,000 shares of Company common stock under the Company’s stock option plan at an exercise price equal to the fair market value of that stock on your option grant date. Your option will vest as follows: 20% (100,000) of the shares subject to the option will vest immediately, and the remaining 80% of the shares subject to the option will vest monthly over a period of four years, so that all shares subject to the option will be fully-vested four years after your start date. Your option will be subject to the terms and conditions of the Company’s stock option plan and standard form of stock option agreement, which you will be required to sign as a condition of receiving the option.

Your employment with the Company is “at will.” This means it is for no specified term and may be terminated by you or the Company at any time, with or without cause or advance notice. In addition, the Company reserves the right to modify your compensation, position, duties or reporting relationship to meet business needs and to decide on appropriate discipline.

As a condition of your employment, you will be required to sign the Company’s standard form of employee nondisclosure and assignment agreement (a copy of which is enclosed), and to provide the Company with documents establishing your identity and right to work in the United States. Those documents must be provided to the Company within three business days of your employment start date.

In the event of any dispute or claim relating to or arising out of your employment relationship with the Company, this agreement, or the termination of your employment with the Company for any reason (including, but not limited to, any claims of breach of contract, defamation, wrongful termination or age, sex, sexual orientation, race, color, national origin, ancestry, marital status, religious creed, physical or mental disability or medical condition or other discrimination, retaliation or harassment), you and the Company agree that all such disputes shall be fully resolved by confidential, binding arbitration conducted by a single arbitrator through the American Arbitration Association (“AAA”) under the AAA’s National Rules for the Resolution of Employment Disputes then in effect, which are available online at the AAA’s website at www.adr.org or by requesting a copy from the Company’s Chief Executive Officer. You and the Company hereby waive your respective rights to have any such disputes or claims tried before a judge or jury.

This agreement, the non-disclosure agreement and the stock option agreements referred to above constitute the entire agreement between you and the Company regarding the terms and conditions of your employment, and they supersede all prior or contemporaneous negotiations, representations or agreements between you and the Company. The provisions of this agreement regarding “at will” employment and arbitration may only be modified by a document signed by you and an authorized representative of the Company.

[Name], we look forward to working with you at the Company. Please sign and date this letter on the spaces provided below to acknowledge your acceptance of the terms of this agreement.

Sincerely,

DENIM.LA, INC.

By	/s/ Corey Epstein
Corey Epstein
Chief Executive Officer

I agree to and accept employment with Denim.LA, Inc. on the terms and conditions set forth in this agreement. I understand and agree that my employment with the Company is at-will.

Date: May 1, 2015	/s/ Conrad Steenberg
Conrad Steenberg